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Exhibit 12.1

LRR Energy, L.P.
Ratio of Earnings to Fixed Charges

	LRR Energy, L.P.			Predecessor
	Six Months Ended June 30, 2013	Year Ended December 31, 2012	Period from November 16 to December 31, 2011	Period from January 1 to November 15, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	13,588	6,959	15,173	35,628	22,366	(6,718)	46,782
Plus: Fixed charges	4,514	6,596	604	919	3,223	1,274	2,131

	18,102	13,555	15,777	36,547	25,589	(5,444)	48,913

Ratio of Earnings to Fixed Charges(a)	4.0x	2.1x	26.1x	39.8x	7.9x	(b)	23.0x
Fixed charges
Sum of:
Interest expensed and capitalized (does not include gains/losses from derivatives)	4,304	6,228	554	860	3,085	1,157	2,081
Amortized premiums, discounts and capitalized expenses related to indebtedness	210	368	50	59	138	117	50

	4,514	6,596	604	919	3,223	1,274	2,131

(a)
To date, neither we nor our predecessor have issued any preferred units. Therefore, the ratio of earnings to combined fixed charges and preferred unit dividend requirements is the same as the ratio of earnings to fixed charges for the periods presented.

(b)
During the period noted, our coverage ratio was less than 1:1. Our predecessor would have needed to generate additional earnings of approximately $6.7 million during the year ended December 31, 2009 to achieve a coverage ratio of 1:1.

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  Exhibit 12.1
LRR Energy, L.P. Ratio of Earnings to Fixed Charges